EXHIBIT 12.1
WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS

	Three Months
	Ended
	March 31,			Year Ended December 31,
	2008	2007		2007	2006		2005	2004	2003
				(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$(1,994)	$1,240		$309	$4,770		$5,379	$3,931	$5,993
Fixed charges	2,457	2,970		11,480	11,967		7,871	4,403	4,687

	$463	$4,210		$11,789	$16,737		$13,250	$8,334	$10,680

Preferred dividend requirement	$65	$7		$31	$8		$—	$—	$—
Ratio of income from continuing operations before income taxes to income from continuing operations	N/M	1.58		N/M	1.53		1.58	1.61	1.59

Preferred dividends	$65	$12	(2)	$31	$12	(2)	$—	$—	$—

Fixed charges(1)(3):
Interest expense	$2,416	$2,927		$11,312	$11,786		$7,702	$4,234	$4,534
Estimated interest component of net rental expense	41	43		168	181		169	169	153

	$2,457	$2,970		$11,480	$11,967		$7,871	$4,403	$4,687

Fixed charges and preferred dividends	$2,522	$2,982		$11,511	$11,979		$7,871	$4,403	$4,687

Ratio of earnings to fixed charges and preferred dividends	*	1.41		1.02	1.40		1.68	1.89	2.28

Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$(1,994)	$1,240		$309	$4,770		$5,379	$3,931	$5,993
Fixed charges	1,128	1,198		4,870	5,704		4,143	2,360	2,522

	$(866)	$2,438		$5,179	$10,474		$9,522	$6,291	$8,515

Preferred dividends	$65	$12	(2)	$31	$12	(2)	$—	$—	$—

Fixed charges(1)(3):
Interest expense	$2,416	$2,927		$11,312	$11,786		$7,702	$4,234	$4,534
Less: interest on deposits	(1,329)	(1,772)		(6,610)	(6,263)		(3,728)	(2,043)	(2,165)
Estimated interest component of net rental expense	41	43		168	181		169	169	153

	$1,128	$1,198		$4,870	$5,704		$4,143	$2,360	$2,522

Fixed charges and preferred dividends	$1,193	$1,210		$4,901	$5,716		$4,143	$2,360	$2,522

Ratio of earnings to fixed charges and preferred dividends	*	2.01		1.06	1.83		2.30	2.67	3.38

N/M = Not meaningful

(1) As defined in Item 503(d) of Regulation S-K.

(2) The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(3) Fixed charges exclude interest expense on uncertain tax positions which is included as a component of income taxes in the Consolidated Statements of Income.

* The earnings for the three months ended March 31, 2008 were inadequate to cover total fixed charges. The coverage deficiency for the period was $2.06 billion.